
WOODSIDE
AUSTRALIAN ENERGY

03 JUN -9 AM 7:21

21 May 2003


03022588

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

SUPPL

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose the following documents which have recently been filed with the Australian Stock Exchange ("ASX"):

- Stock Exchange Release in relation to John Akehurst's Appendix 3Y Change of Director's Interests Notice, lodged with the Australian Stock Exchange on 21 May 2003.

It would be greatly appreciated if you could return by fax (+61 8 9348 4990) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

Rebecca Sims
Compliance Officer

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Woodside Petroleum Ltd
ABN	55 004 898 962

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the Director for the purposes of section 205G of the Corporations Act.

Name of Director	John Howard Akehurst
Date of last notice	01 July 2003

Part 1 - Change of Director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct - pursuant to Woodside Employee Share Plan
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	2,300 Ordinary shares - David and Diana Smeeton - associate interest (mother and father in-law)
Date of change	19 May 2003
No. of securities held prior to change Note: This number should equal the number in the "No. of securities held after change" box in your last Appendix 3Y notice.	Direct - 656,978 ordinary shares held pursuant to the Woodside Employee Share Plan Indirect – 2,300
Class	Ordinary
Number acquired	26,358 ordinary shares
Number disposed	n/a
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$11.40 per share or $300,490.53.
No. of securities held after change	Direct - 683,336 Ordinary shares pursuant to the Woodside Employee Share Plan Indirect - 2,300 Ordinary fully paid shares - David and Diana Smeeton – associate interest (mother and father in-law)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of securities pursuant to the Woodside Employee Share Plan

Part 2 – Change of Director's interests in contracts

Detail of contract	Not applicable
Nature of interest	Not applicable
Name of registered holder (if issued securities)	Not applicable
Date of change	Not applicable
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	Not applicable
Interest acquired	Not applicable
Interest disposed	Not applicable
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	Not applicable
Interest after change	Not applicable